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                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061


                               September 18, 2009


Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation (File No. 000-52419)
            Form 10-K filed April 15, 2009
            Form 10-Q filed May 15, 2009

      Attached is the roll-forward and reconciliation requested by Comment 7 to the Staff's letter dated July 31, 2009. The roll-forward and reconciliation was omitted from our September 16, 2009 letter in error.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                      William T. Hart

                         HOLLOMAN ENERGY CORPORATION
                     Roll-Forward of Assets & Liabilities
                     Endeavor Canada Corporation ("ECC")


                                     August 9,                    ECC                                                ECC
                                    2007 Form                 Acquisition                  ECC Year              Divestiture
                                       8-K                        Date                       End                    Date
                                    ---------                   ---------                  --------               ---------
                                     December     Net           August 3,    Net           December    Net    REF  February    REF
                                     31, 2006    Change   REF     2007      Change   REF   31, 2007   Change       15, 2008
                                    ------------------------------------------------------------------------------------------------
ASSETS
 Current

  Cash                               198,761   (208,344)  (A)     (9,583)     9,583               -          -            -
  Accounts receivable                197,232   (179,279)  (A)     17,953     (3,614)         14,339          -       14,339
  Goods and services tax receivable   36,681     12,782           49,463     13,914          63,377          -       63,377
  Prepaid expenses and deposits        4,291        709            5,000         44           5,044          -        5,044
  Receivable from shareholder         23,593    (23,593)               -          -               -          -            -
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
                                     460,558   (397,725)          62,833     19,927          82,760          -       82,760

  Property and Equipment, Net          1,955     23,388           25,343    (11,324)         14,019     (1,235)      12,784
  Oil and Gas Properties, Net        486,528     55,956          542,484     32,059         574,543     (4,767)     569,776
  Refundable Deposit                  51,074     60,572          111,646      3,501         115,147          -      115,147
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
                                     539,557    139,916          679,473     24,236         703,709     (6,002)     697,707
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
              TOTAL ASSETS         1,000,115   (257,808)         742,307     44,163         786,469     (6,002)     780,467    (D)
                                   ========== ==========       ========== ==========      ========== ==========   ==========
LIABILITIES
 Current
  Accounts payables and accruals     343,527    346,648   (A)    690,175    (75,097)        615,078     60,508      675,586
  Term Loans                         492,907    108,500   (B)    601,407    (63,842)        537,565    (37,126)     500,439
  Convertible debentures           1,556,925    (56,925)       1,500,000 (1,500,000)  (C)         -          -            -
  Intercompany payables                    -     45,541           45,541  1,741,510)  (C) 1,787,051     25,637    1,812,688    (D)
  Due to related parties                   -    340,461   (B)    340,461     11,043         351,504          -      351,504
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
                                   2,393,359    784,225        3,177,584    113,614       3,291,198     49,019    3,340,217

Asset Retirement Obligation           55,175     (1,533)          53,642      7,050          60,692        806       61,498
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------

        TOTAL LIABILITIES          2,448,534    782,691        3,231,225    120,664       3,351,890     49,825    3,401,714    (D)

STOCKHOLDERS DEFICIT
 Capital Stock                             1          -                1          0               1         (0)           1
 Additional Paid In Capital                -     38,468           38,468        338          38,805          0       38,805
 Other Comprehensive Income           13,987          -           13,987    (44,867)        (30,880)      (385)     (31,265)   (D)
 Deficit                          (1,462,407)(1,078,967)  (A) (2,541,374)   (31,972)     (2,573,347)   (55,441)  (2,628,788)
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
                                  (1,448,419)(1,040,500)      (2,488,919)   (76,501)     (2,565,420)   (55,827)  (2,621,247)
                                   ---------- ----------       ---------- ----------      ---------- ----------   ----------
     TOTAL LIABILITES AND
     STOCKHOLDERS DEFICIT          1,000,115   (257,808)         742,307     44,163         786,469     (6,002)     780,467
                                   ========== ==========       ========== ==========      ========== ==========   ==========
 MATERIAL TRANSACTION CRITERIA  10.00% ASSETS:  100,012                      74,231                     78,647
                                              ==========                  ==========                 ==========

-------------------------------------
Explanation of Material
Roll-Forward Activity:
-------------------------------------

(A) Decreases in cash and accounts receivable together with increases in accounts payable and accrued liabilities reflect the balance sheet effects associated with the generation and funding of approximately $1 million in operating losses during the 8 month period from January 1, 2007 to August 3, 2007.

(B) The increase in term loans and advances from related parties results from Company financings required to support operating activities. Together with the use of internally generated cash and vendor credit, these financings funded approximately $1 million in operating losses during the 8 month period from January 1, 2007 to August 3, 2007.

(C) Following the acquisition of Endeavor Canada, Holloman energy Corporation paid $1,640,000 in principal and accrued interest to Endeavor Canada's note holders with 1,093,155 shares of its restricted common stock.

(D) The referenced items reconcile directly to Note 3 on Page F-10 of Holloman eneregy Corporation's Form 10-K for the year ended December 31, 2008.